Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: February 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                       Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                  No   X
                      -----                                ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                  Exhibit Index
                                  -------------

1. Press Release issued February 4, 2003 regarding price increase in graphite electrodes.

                                    EXHIBIT 1
                                    ---------


                 SGL Carbon Increases Graphite Electrode Prices

    WIESBADEN, Germany--(BUSINESS WIRE)--Feb. 4, 2003--The SGL Carbon Group is increasing the price of its core product, graphite electrodes, in a number of regions with immediate effect for all new orders.
    This price increase is due in particular to higher energy and raw material costs, but also to the significant growth in demand at SGL Carbon. In Europe, prices will increase by (EUR)100/tonne; in the Near and Middle East, US$200/tonne; in Asia, US$200/tonne; in South America, US$200/tonne; and in the USA, 5 US cents/pound. Capacity utilization at SGL Carbon is running at a high level at present.

    Important Notice:

    This press release contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to sales and earnings figures, based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include unforeseeable alterations in electric steel production, the possibility of changing economic and competitive conditions, changes in currency rates, technological developments, unanticipated developments relating to recently acquired businesses and Group companies, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related to these investigations and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

    CONTACT: SGL Carbon
             Corporate Communications, Media Relations,
             Stefan Wortmann, Tel.: +49 611 60 29 105;
              Fax: +49 6 11 60 29 101; Mobile: +49 170 540 2667;
              stefan.wortmann@sglcarbon.de; www.sglcarbon.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                SGL CARBON Aktiengesellschaft



Date: February 4, 2003     By:  /s/ Robert J. Kohler
                                ------------------------------
                                Name:    Robert J. Koehler
                                Title:   Chairman of the Board of Management


                                By:      /s/ Dr. Bruno Toniolo
                                         -----------------------------
                                Name:    Dr. Bruno Toniolo
                                Title:   Member of the Board of Management